Exhibit 99.9

CODE OF BUSINESS CONDUCT AND ETHICS

Adopted by Resolution of the Board of Directors on: March 30, 2021

Table of Contents

Page

INTRODUCTION	1

NO RETALIATION	1

CONFLICT OF INTEREST AND DISCLOSURE ISSUES	2

Conflicts of Interest	2
Outside Employment and Business Activities	2
Community Activities	2
Board Appointments	3
Personal Gain	3
Company Confidential Information	3
Intellectual Property	4
Use of Company Assets	4
Use of Technology	4

WORK ENVIRONMENT	4

Discrimination- and Harassment-Free Work Environment	5
Equal Opportunity	5
Employee Privacy and Personal Information	5
Substance and Alcohol Abuse	5

HEALTH, SAFETY & THE ENVIRONMENT	6

ETHICAL BUSINESS PRACTICES	6

Compliance with Laws	6
Gifts, Benefits and Entertainment	6
Recording of Transactions and Reporting of Financial Information	7
Use of Written Agreements; No Side Deals or Side Letters	7
Records Retention and Destruction	7
Cybersecurity	8
Ethical Competitive Practices and Third-Party Intellectual Property	8
Crime and Money-Laundering Prevention	8

DEALINGS WITH PERSONS OUTSIDE THE COMPANY	8

Dealing with Public Officials	8
Dealing with the Media and Communications Generally	9
Dealings with Suppliers, Agents and Representatives	9
Political and Charitable Contributions	10
Investigations	10

COMPLIANCE	11

WAIVER, AMENDMENTS AND INTERPRETATION OF THIS CODE	11

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CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

Every employee, officer and director of PyroGenesis Canada Inc. (the “Company”) and its subsidiaries occupies a position of trust. In varying measures, individuals, as well as certain contractors and agents, represent the Company in its relations with others whether with customers, suppliers, employees, competitors, governments, investors or the general public. Whatever the area of activity and whatever the degree of responsibility, such persons are expected to act honestly, ethically, with integrity and in compliance with applicable laws and regulations.

This Code of Business Conduct and Ethics (this “Code”) was adopted by the board of directors of the Company (the “Board”) as a guide that is intended, among other things, to sensitize such individuals to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct, and provide assurance that reporting of questionable behavior is protected and encouraged. It does not purport to address every legal or ethical issue that may be encountered. Moreover, the specific requirements of applicable law in certain jurisdictions where we currently operate or may operate in the future may impose a higher standard than is specifically set forth in this Code. Ultimately, no code of conduct can replace the thoughtful behavior of a person acting honestly, ethically and with integrity.

Compliance with this Code is mandatory for all employees, officers and directors of the Company. Certain contractors, agents and other representatives of the Company may also be required to comply with this Code. Failure to comply with this Code, including a failure to report a violation of this Code, can have severe consequences. Conduct that violates this Code may violate applicable laws and subject both the Company and its employees, officers and directors to prosecution and legal sanctions. The Company may discipline those who violate this Code, up to and including discharge from office or termination of employment or engagement with the Company.

The Company has set forth in writing numerous policies, procedures, codes, rules and standards of performance (all of which continue in force) and may create new policies, procedures, codes, rules and standards in the future. This Code supplements, but does not replace such other policies, procedures, codes, rules and standards of performance. In the event of a conflict or inconsistency between this Code and any other written policies, procedures, codes, rules or standards of performance of the Company this Code shall prevail unless the conflicting or inconsistent policy, procedure, code, rule or standard of performance imposes an additional and/or higher obligation or standard, in which case the conflicting or inconsistent policy, procedure, code, rule or standard of performance shall control.

Employees, officers or directors with questions about this Code or any policies, rules and employee performance standards should consult a senior officer. Any employee, officer or director who is concerned about conduct that they believe may violate this Code, such policies, rules and employee performance standards or applicable law, should consult a senior officer. Procedures for reporting suspected violations of this Code are set out under “Compliance” below.

NO RETALIATION

The Company will not permit any form of retaliation (including discharge, demotion, suspension, threats, harassment or any other form of discrimination) against an employee who has truthfully and in good faith:

(a)	reported violations of this Code;

(b)	lawfully sought advice about providing information, expressed an intention to provide information or provided information or assistance regarding any conduct which the employee reasonably believes constitutes a criminal offense or other violation of law;

(c)	cooperated, filed, caused to be filed, testified, participated in or otherwise assisted in, or expressed an intention to do any of the foregoing, in an investigation or proceeding related to a criminal offense or other violation of law; or

(d)	provided a law enforcement officer with truthful information regarding the commission or possible commission of a criminal offence or other violation of law, unless the individual reporting is one of the violators.

Any retaliation against an employee who has truthfully and in good faith done any of the foregoing in accordance with this Code will result in discipline, up to and including dismissal.

CONFLICT OF INTEREST AND DISCLOSURE ISSUES

Conflicts of Interest

Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and to refrain from activities which could hinder their ability to act in the Company’s best interest or have the potential or could be perceived as doing so, including to avoid all situations in which their personal interests conflict, might conflict or could be perceived to conflict with their duties to the Company. In particular, employees, officers and directors should seek to avoid acquiring any interests or participating in any activities that would tend to:

(a)	deprive the Company of the time or attention required to perform their duties properly; or

(b)	create an obligation or distraction which would affect their judgement or ability to act solely in the Company’s best interest.

Employees charged with executive, managerial or supervisory responsibility are required to see that actions taken and decisions made within their jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Company.

Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and to refrain from activities which could hinder their ability to act in the Company’s best interest or have the potential or could be perceived as doing so. Employees are required to disclose in writing to the Company all business, commercial or financial interests or activities that might reasonably be regarded or perceived as creating an actual or potential conflict with such duties. In addition, directors and officers are required under corporate law to disclose any interest in and refrain from voting on any material contracts or transactions relating to the Company in which they are a party or have a material interest. A senior officer must be contacted in advance to co-ordinate the approval of such material contracts or transactions.

Outside Employment and Business Activities

Employees may take on employment and engage in or otherwise invest in business ventures, partnerships or enterprises, but only outside their working hours and with the approval of a senior officer. However, employees must avoid outside employment, businesses and other activities which would impair their effective performance as a Company employee, which could have an adverse impact on the business or reputation of the Company or which might create or appear to create a conflict with the best interests of the Company.

For these reasons, it is important for there to be current and complete disclosure of any such outside employment or business ventures, partnerships or enterprises that any employee, officer or director may have. Such disclosure should be made promptly to a senior officer and should also be listed in any acknowledgement of this Code requested by the Company. See also “Personal Gain”, “Company Confidential Information”, “Intellectual Property”, “Use of Company Assets” and “Use of Technology” below.

Community Activities

Employees, officers and directors may, and are encouraged to, engage in community and volunteer work and activities outside their working hours, and to uphold a commitment to community in all their activities. Requests for donation or sponsorship by the Company or from Company assets, including employee work time, must be made only in accordance with the Company’s applicable established policies, procedures, codes, rules and standards and within any established budget therefor or, alternatively, may be submitted to a senior officer and, in such case, may only be approved by the Chief Executive Officer, Chief Financial Officer or another senior officer designated by the Chief Executive Officer or Chief Financial Officer for such purpose. See also “Lobbying Activities and Political and Charitable Contributions” below.

Board Appointments

An employee may not sit on the board of a publicly-traded company or other entity (other than the Company and its affiliates) without the permission of a senior officer or in the case of a senior officer, the Chief Executive Officer. Membership on charitable or community boards does not require pre-approval but such activity must not interfere with duties and obligations to the Company and must not reflect negatively on the Company.

An employee who sits on the board of a company or other entity (other than the Company and its affiliates) must abstain from voting on any matter that directly or indirectly concerns the Company or would be contrary to the Company’s interests or would give the appearance or perception of a conflict of interest.

Personal Gain

Employees, officers and directors must not directly or indirectly use their status or position with the Company to obtain personal gain in any manner, including from those doing or seeking to do business with the Company. Applicable law provides that if personal financial benefit is improperly gained by an employee, officer or director directly or indirectly, through a spouse or child or a relative sharing the same residence as the individual, as a result of his employment or position or by the use or misuse of the Company’s property or of information that is confidential to the Company’s business, then the employee, officer or director must account to the Company for any benefit received.

Company Confidential Information

Employees, officers and directors must safeguard the Company’s Confidential Information. “Confidential Information” includes, but is not limited to, trade secrets, know how, records, data, plans, strategies, processes, business opportunities and ideas relating to present and contemplated products and services and financial affairs of the Company, its customers, its suppliers and/or employees, as well as information relating to cybersecurity risks and incidents, which information is not generally known to the public.

Employees, officers and directors are prohibited from disclosing Confidential Information or other information which might impair the Company’s competitive position or which might violate the private rights of individuals, enterprises or institutions without appropriate authorization in accordance with the Company’s Disclosure, Confidentiality and Trading Policy, and must take the appropriate steps to protect such information. The above rules also apply to confidential information of a Company customer or supplier (or prospective customer or supplier). These confidentiality obligations continue even after an individual’s service as an employee, officer or director of the Company has ceased.

If the decision is made to disclose Confidential Information to any person or entity outside of the Company (such as a potential vendor or business partner), it should be done only after appropriate confidentiality agreements are executed. These agreements must document the need to maintain confidentiality of the Confidential Information that is disclosed and copies of all confidentiality agreements must be forwarded to a senior officer. The amount of Confidential Information shared with any person or entity outside of the Company should, in any case, be kept to the minimum necessary to address the applicable business need.

All employees, officers and directors must also adhere to the Company’s policies, procedures, and rules on confidentiality, disclosure and insider trading as set out in the Company’s Disclosure, Confidentiality and Trading Policy. A copy of such policy is available on the Company’s intranet, but it may also be obtained from a senior officer. Nothing in such policy or this Code restricts an employee from reporting potential violations of law to securities regulators or other governmental agencies or self-regulatory authorities without notice or permission from the Company, or providing disclosures that are protected or required under applicable whistleblower laws and cooperating voluntarily with or responding to any inquiry from securities regulators or other governmental agencies or self-regulatory organizations.

Intellectual Property

Intellectual property refers to any creations of the mind, such as inventions, literary or artistic works, programs, databases, designs, symbols, names and images. Intellectual property is protected in law by rights such as patents, copyright and trademarks, which enable the creations to be protection from unauthorized use by third parties. All intellectual property developed by an employee in his or her role during the course of his or her employment with the Company belongs to the Company and all employees assign to the Company all rights the employee may have in such intellectual property. All materials documenting intellectual property must remain with the Company following termination of employment and employees must delete copies from personal devices. Employees must take such reasonable steps as requested by the Company to confirm ownership of any intellectual property in the Company and assist the Company to perfect and maintain its title to such intellectual property and bring or defend cases involving such intellectual property. All employees waive all authors’ and moral rights which they may have in such intellectual property.

Use of Company Assets

Each employee, officer and director has a responsibility to prevent misuse, loss, unauthorized destruction or damage or theft of the Company’s assets. Reasonable precautions should be taken to secure the Company premises and assets.

Company assets should be used solely for the benefit of the Company. Use of the Company’s funds or assets for any unlawful or improper purpose is prohibited. Claims for business expenses must be made consistent with the Company’s expense polices. Excessive, fictitious or unnecessary claims are prohibited.

Use of Technology

Improper use of the Company’s IT resources can create legal liability and these resources should generally be used for Company purposes only.

Information transmitted through Company resources implies affiliation with the Company and should therefore reflect positively upon the Company. Sending, receiving, displaying, printing, or otherwise engaging in any communications that are in violation of applicable law or this Code, or any other the Company policy, including, but not limited to, communications that are unlawful, libellous, invasive of another's privacy, threatening, fraudulent, harassing, sexually explicit, defamatory, or otherwise objectionable, or that infringe or may infringe the intellectual property or other rights of another person or company, are prohibited. Employees are expected to discourage others from transmitting such information.

Subject to applicable laws, all information of any kind (including without limitation voice communications and electronic messages) stored or transmitted on Company systems is the property of the Company and the Company has the right to monitor, inspect and/or audit any communication or material stored, downloaded, accessed, posted, transmitted or distributed on an employee’s computer, phone or voicemail at any time for any purpose, without prior notice to the employee. Communications of any nature on these systems should not be considered private communications.

WORK ENVIRONMENT

The Company is committed to respecting human rights both within the Company and with those with whom the Company does business and the Board oversees this commitment and the Company policies in which it is reflected.

The Company respects human rights by seeking to avoid infringing on the rights of others and seeks to address adverse human rights impacts with which the Company may become involved. The Company prohibit the use of any forced, compulsory or child labor.

The Company respects the rights of Company employees and seeks to provide fair and safe working conditions, including a work environment that is free from discrimination and harassment and affords equal opportunity to all. This commitment is supported by a broad range of programs for employees and their family members, including employee benefits focused on health, personal wellness, parental leave, diversity and inclusion, and education.

Discrimination- and Harassment-Free Work Environment

The Company strives to maintain a work environment free of violence, discrimination against and harassment of employees or non-employees with whom the Company has a business service or professional relationship and in which individuals are accorded equality of employment opportunity based upon merit and ability. Discriminatory practices based on race, ancestry, place of origin, color, national or ethnic origin, citizenship, creed, sex, sexual orientation, gender identity, gender expression, religion, marital status, family status, same-sex partnership status, age, record of offenses, disability or other prohibited grounds of discrimination under applicable law will not be tolerated.

It is the responsibility of each employee, officer and director of the Company to help the Company provide a work atmosphere free of harassing (sexual or otherwise), abusive, disrespectful, disorderly, violent, hostile, disruptive or other non-professional conduct. Harassment in any form, verbal or physical, by any employee, will not be tolerated. The Company requires every person to show sound judgment and respect for the feelings and sensibilities of all other employees.

If an employee feels that another employee's conduct is discriminatory, harassing, improper or offensive, the offended employee should promptly and firmly tell the offender that his or her behavior is unwelcome. Doing so places the offender on notice that his or her conduct is inappropriate. However, any employee who believes he or she has been subject to harassment or offensive conduct, or who believes he or she has been a witness to such conduct, may report the offense to the Human Resources Department or pursuant to the mechanisms for reporting suspected violations of this Code set out in “Compliance”.

Equal Opportunity

The Company is committed to fair employment practices, including equal treatment in hiring, promotion, training and compensation, termination, and disciplinary action.

Employee Privacy and Personal Information

The Company believes in taking steps to protect the privacy of its employees, officers, directors, contractors, agents and other representatives. The Company will not interfere in the personal lives of such individuals unless their conduct impairs their work performance or adversely affects the work environment or business or reputation of the Company or is otherwise a violation of this Code.

The Company limits the collection of personal information to that which is necessary for business, legal, security or contractual purposes and collection of personal information is to be conducted by fair and lawful means with the knowledge and consent of the individual from whom the information is being collected. Access to employee personnel and medical records and the information contained therein must be limited to those with a need to know for a legitimate business purpose. All employees have the right to see their own personnel record. Personal information must not be used or disclosed for purposes other than those for which it was collected, except with the knowledge and consent of the individual or as required by law. Personal information must be retained only as long as necessary for the fulfilment of those purposes and must be kept sufficiently accurate, complete and up-to-date to minimize the possibility that inappropriate information may be used or disclosed. The Company and its employees must observe obligations of confidentiality and non-disclosure of personal information, including information of its employees and customers, with the same degree of diligence that employees are expected to use in protecting Confidential Information. All employees must adhere to the Company’s policies, procedures, codes, rules and standards in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification of personal information of others, as the Company is responsible for all personal information in its possession or custody. The Company and all employees shall also comply with all applicable laws regulating the disclosure of personal information.

Substance and Alcohol Abuse

The use, possession, sale, purchase and the negotiation for sale or purchase of illegal substances or alcohol in the workplace or on or through Company property is prohibited unless otherwise authorized. The abuse or improper use of prescription or over-the-counter drugs while in the workplace or on or through Company property is also prohibited. Employees are prohibited against using drugs or alcohol in a manner, whether before, during or after work hours, which adversely affects job performance or customer or supplier relations or compromises the safety of other persons.

HEALTH, SAFETY & THE ENVIRONMENT

The health and safety of employees is a vital concern for the Company and all Company employees share a responsibility to promote a workplace free of preventable safety and health hazards that complies with all applicable laws and regulations governing workplace health and safety. This commitment encompasses all of the Company’s facilities and operations. Each employee must be proactive and follow all of the Company’s safety and health rules and report possible safety and health issues and concerns to appropriate management personnel.

The Company is committed to conducting operations and activities in a manner that protects the environment. Company policy is that no employee shall engage in conduct that violates environmental laws or regulations or is otherwise inconsistent with the health and safety needs of our employees and the environmental needs of our communities. The Company’s employees are expected to take steps to conserve energy resources to the fullest extent possible consistent with sound business operations and the Company encourages its offices, employees, suppliers and vendors to participate in energy and water conservation and recycling programs.

The Company is also committed to the continuous improvement of its environmental management systems, its environmental, health and safety programs, and to the prevention of pollution.

ETHICAL BUSINESS PRACTICES

Compliance with Laws

The Company conducts business in jurisdictions where laws, customs and social requirements vary considerably. It is the Company’s policy to operate in material compliance with all applicable domestic and foreign laws, including applicable anti-corruption and anti-bribery laws. Any employee, officer or director becoming aware of a conflict between foreign laws, customs or social requirements and applicable domestic or other laws should consult a senior officer promptly. If there is a conflict between laws, customs or social requirements, employees, officers and directors should in all cases always comply with all legal requirements. If there are no directly applicable legal requirements, employees, officers and directors should always comply with applicable Company policies, guidance and expectations.

Gifts, Benefits and Entertainment

Except as set forth herein and in accordance herewith, employees, officers and directors are strictly prohibited from furnishing or providing, directly or indirectly on behalf of the Company, gifts, entertainment or benefits to other persons including public officials (as defined below). Similarly, employees, officers and directors must not accept or give anything that will compromise, or be seen to compromise their judgement or inappropriately influence themselves or others. Any gifts, entertainment or other benefits offered or received that do not comply with these restrictions must be disclosed to a senior officer and should be declined or returned, if possible.

Those individuals whose duties permit them to do so may furnish or accept certain gifts, favors and entertainment to or from persons, other than public officials (as defined below), if all the following tests are met:

(a)	the gift or other benefit is not cash, a gift certificate or other negotiable instrument;

(b)	the gift, other benefit or entertainment cannot reasonably be interpreted as an improper payment or inducement and is of nominal value;

(c)	the gift, other benefit or entertainment does not contravene any law and, in addition, is made in accordance with generally-accepted local ethical practices;

(d)	the gift, other benefit or entertainment does not influence Company business decisions or impact independent judgement;

(e)	the gift, other benefit or entertainment occurs or is given or accepted infrequently;

(f)	the gift, other benefit or entertainment arises out of the ordinary course of business;

(g)	the gift, other benefit, or entertainment involves reasonable expenditures; and

(h)	if subsequently disclosed to the public, the provision or acceptance of the relevant gift, other benefit or entertainment would not in any way embarrass the Company, its employees, officers or directors or the recipient.

For the avoidance of doubt, this section is not intended to apply to planned promotional or other similar activities of the Company, including the offering of incentives to customers of the Company, which have been approved in accordance with the Company’s applicable policies and procedures. Any questions regarding the interpretation of this section and its requirements should be directed to a senior officer prior to accepting or giving the gift or other benefit to the extent reasonably practicable.

Recording of Transactions and Reporting of Financial Information

The integrity of the Company’s record keeping and reporting systems shall be maintained at all times, as these systems are required for the Company to meet its financial, legal and other business obligations.

Employees must document and record all transactions in accordance with the Company’s internal control procedures and in compliance with all applicable accounting principles, laws, rules and regulations, and employees with responsibility for reporting financial information must provide information that is accurate, complete, objective, timely and understandable and that complies with all applicable laws relating to the recording and disclosure of financial information. Employees and managers are forbidden to use, authorize, or condone the use of "off-the-books" record-keeping or any other device that could be utilized to distort records or reports of the Company’s true operating results and financial conditions. Employees must not fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the performance of an audit, review, compilation or other service with respect to the financial statements for the purpose of rendering such financial statements misleading.

Use of Written Agreements; No Side Deals or Side Letters

The Company documents business transactions with full and complete written agreements that set out the terms and conditions of the agreement and understandings between the parties. No new agreement can be created, or an existing agreement modified, without approval of a senior officer. All new agreements should also be reviewed by the relevant functional areas, including finance, as the terms and conditions of the agreement may affect how the Company records and reports the transaction for accounting or other purposes. No oral contracts, informal letters of understanding or intent, “handshake deals” or side letters are permitted. Where the Company has developed standard written agreements and other provisions, schedules, riders and appendices, Company employees must use these standard forms except to the extent that changes are authorized by a senior officer.

Records Retention and Destruction

Legal and regulatory practice requires the retention of certain records, such as certain tax, personnel health and safety, and financial records, for various periods of time and employees, officers and directors are required to comply with Company controls for the retention and timely destruction of records. In addition, when litigation or a governmental investigation or audit is pending or imminent, relevant records must not be altered or destroyed until the matter is closed. Alteration or destruction of records in a legal or governmental proceeding may constitute a criminal offense.

A senior officer will notify employees when records have been placed on a “legal hold”. Such records cannot be altered, destroyed, deleted or modified in any manner for the duration of the “legal hold”. Questions regarding records retention should be addressed to a senior officer, particularly if any litigation, investigation, inquiry or administrative action involving the Company or any of its employees, suppliers or customers is pending or threatened.

Cybersecurity

Cyber-attacks may be carried out by third parties or insiders using techniques that range from highly sophisticated efforts to electronically circumvent network security or overwhelm websites to more traditional intelligence gathering and social engineering aimed at obtaining information necessary to gain access. In addition, third parties may attempt to fraudulently induce employees or customers to, or the Company’s employees or customers themselves may, disclose information in order to gain access to the Company’s data or its customers’ information and potentially use such data or information improperly.

Employees must not engage in or otherwise aid, assist or ignore any potential or actual cyber-attacks or other cyber incidents or otherwise exploit any cybersecurity vulnerabilities of the Company, and employees must report any such threatened or actual cyber-attacks or cybersecurity vulnerabilities.

Ethical Competitive Practices and Third-Party Intellectual Property

The Company competes vigorously and creatively in its business activities, but does so in a fair, lawful and ethical manner. Employees must not use improper or illegal means of gathering information about competitors or other third parties, and must not exchange information or agree with competitors in connection with pricing or other matters that are prohibited by applicable law. Theft or illegal entry and electronic eavesdropping are unacceptable means of searching for competitive intelligence. Employees must neither offer a bribe or a gift in exchange for a competitor’s information nor otherwise solicit information from current or former employees of a competitor. Employees, officers and directors of the Company must also not knowingly use or bring onto the Company’s computer systems intellectual property belonging to third parties without the applicable third party’s consent, a license or other legal right.

Crime and Money-Laundering Prevention

The Company is committed to comply fully with all applicable anti-money laundering laws, both domestically and internationally. The Company will conduct business only with reputable customers who are involved in legitimate business activities and whose funds are derived from legitimate sources. All employees are to take reasonable steps to ensure that the Company does not aid or take part in any illegal activities or accept payments that have been identified as a means of laundering money.

DEALINGS WITH PERSONS OUTSIDE THE COMPANY

The honesty and integrity of those who represent the Company must underlie all of the Company’s relationships with persons outside the Company.

Dealing with Public Officials

As a general matter, all dealings between employees, officers and directors of the Company and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of the Company, its employees, officers or directors or any public official. The Company specifically prohibits bribery of public officials and third parties anywhere in the world and requires compliance with all applicable laws in the countries in which the Company does business, including, without limitation, Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibit bribery and corruption. This legislation also requires the Company to keep accurate books and records and maintain effective internal controls. The CFPOA and the FCPA each have a broad scope, and apply to the activities of the Company and activities carried out through its subsidiaries and affiliates anywhere in the world.

Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Any participation, whether directly or indirectly, in any bribes, kickbacks, improper profit-sharing arrangements, illegal gratuities, indirect contributions, improper inducements, “facilitation payments” or similar payments to any public official is expressly forbidden, notwithstanding that they might further the business interests of the Company and notwithstanding that such practices may be considered to be a way of “doing business” or necessary in a particular country in question, including where the making small “facilitation payments” to foreign public officials to secure a routine business service or have routine administrative actions performed by public officials is local custom. Furthermore, certain laws, such as the CFPOA, apply to dealings with foreign public officials in Canada and in the official’s own state.

It is the Company’s policy that no payments or offers to make payments whatsoever, regardless of amount or purpose, shall be made either directly or through third parties to officials or employees of government agencies or instrumentalities (including government monopolies) without an express authorization from a senior officer following consultation with the appropriate compliance personnel. Any approved arrangements must be documented in accordance with the Company legal and accounting requirements and ethical business practices.

The Company may hire former public officials from time to time, but because of the restrictions that applicable laws can place on such arrangements in certain circumstances, employees, officers and directors must first consult with a senior officer prior to hiring a current or former public official, or their family members and the Company will not hire any such official if he or she is participating in a matter reasonably regarded as involving the Company’s interests.

For purposes of this Code, a “public official” should be interpreted broadly and includes any official or employee of a government or of a department, organization or agency of a government (or any department, organization or agency thereof); any employee of any company owned or controlled by a government; any official who holds a legislative or judicial position; any official of a public international organization; any political party or official of a political party; any candidate for political office; and any person or firm acting in an official capacity, including for, or on behalf of, any of the following: a government, a department or agency of a government, a company owned or controlled by a government, a legislator, a judicial officer, a public international organization, or any political party.

The Company and its representatives will not engage in or undertake lobbying activities as defined under applicable laws unless all requirements under such applicable laws have been satisfied and the prior express approval of a senior officer has been obtained following consultation with appropriate compliance personnel.

Dealing with the Media and Communications Generally

The Company is committed to providing, as appropriate, full and prompt disclosure to the public of material developments and events. However, all media, public and investor relations and communications are to be co-ordinated through a senior officer and the Investor Relations, as applicable, in accordance with the Company’s Disclosure, Confidentiality and Trading Policy and applicable laws. Employees should not comment on any inquiry from the media, no matter how innocuous the inquiry may appear. Any employee who is asked by the media or otherwise for a statement or to give a presentation should explain that he or she is subject to this Code and the Disclosure, Confidentiality and Trading Policy and refer the matter to a senior officer.

Dealings with Suppliers, Agents and Representatives

Selection of suppliers to the Company will be based on merit after due consideration of alternatives. The Company will only deal with suppliers who comply with applicable legal requirements (including any applicable regulations requiring, for example, the conduct of background checks) and the Company’s standards relating to, among other things, labor, including not using child or forced labor, environment, health and safety, intellectual property rights and refraining from improper payments. Confidential information received from a supplier shall be treated as if it were the Company’s Confidential Information (see “Conflicts of Interest and Disclosure Issues – Company Confidential Information”).

The Company will enter into representation agreements only with companies or persons believed to have a record of and commitment to integrity. Efforts will be taken by the Company and its employees to ensure that agents, consultants, independent contractors, representatives and suppliers are aware of this Code. A senior officer should be contacted prior to retaining any individual who is to act as an agent, consultant, independent contractor or representative, and such individual should be retained only pursuant to a written contract that has been approved by a senior officer.

In cases where an agent, consultant, independent contractor, or a representative is engaged to provide services to the Company and that individual deals on behalf of the Company with public officials, has access to Confidential Information or where the Company otherwise determines it is necessary or advisable, such person will be provided with a copy of this Code and be required to acknowledge the same and be bound by its terms.

Political and Charitable Contributions

The use of the Company’s funds, goods or services as contributions to political parties, candidates, campaigns or charities is forbidden, unless authorized by a senior officer, and the contribution is in accordance with any approved political donations or charitable donations budget. Contributions include money or anything having value, such as loans, services, entertainment, trips, employee work time and the use of the Company’s facilities or assets.

No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, he or she will make personal political or charitable contributions. The same is true of volunteer political or charitable donations of personal service time, so long as it does not interfere with the working status of employees and is not during employee work time. Employees, officers and directors who participate in political or charitable activities on their own behalf and on their own time must not purport to speak or act for the Company or in any way use Company property or assets. It is illegal for the Company to reimburse an employee for a contribution in the nature of those listed above.

Investigations

The Company will fully cooperate with any appropriate governmental or regulatory investigation. Any time an employee, officer or director receives information about a new government, regulatory or other investigation or inquiry, this information should be communicated immediately to a senior officer.

Employees, officers and directors should never, under any circumstances:

(a)	destroy or alter any the Company documents or records in anticipation of a request for those documents from any government agency or a court;

(b)	lie or make any misleading statements to any governmental investigator (including routine as well as non-routine investigations); or

(c)	attempt to cause the Company, any employee or any other person, to fail to provide information to any government investigator or to provide any false or misleading information.

Should any governmental, regulatory or other inquiry be made through the issuance of a written or oral request for information, such request should immediately, and before any action is taken or promised, be submitted to a senior officer.

COMPLIANCE

This Code will be posted to the Company’s website and filed under the Company’s profile at www.sedar.com. A copy of this Code will also be made available to each Company employee and made available to each director as part of his or her orientation materials.

From time to time as may be requested by the Company, each employee, officer and director, as applicable, must complete an acknowledgement and disclosure statement attesting to that individual’s compliance with this Code. All such acknowledgements will be retained by the Human Resources Department for purposes of confirming that each employee, officer and director has acknowledged this Code.

The Company reserves the right to audit compliance with this Code. Accordingly, all employees, officers and directors must afford any external or internal auditors full, free and unrestricted access to all the Company operations, records, facilities and personnel and will take appropriate measures to safeguard information obtained through the audit process.

An employee, officer or director or other representative who becomes aware of a violation or possible violation of this Code or any of the Company’s statements and policies must report that information immediately to a senior officer or a director of the Company. Senior officers and directors may be subject to disciplinary action if they condone misconduct or do not demonstrate the appropriate leadership to ensure compliance with this Code.

An employee may report questionable accounting or auditing matters, on an anonymous basis, by sending a letter to “The Board of Directors of PyroGenesis Canada Inc. c/o Chair, Audit Committee, 1744 William Street, Suite 200, Montréal, Québec H3J 1R4, Canada”. Employees, officers and directors must cooperate fully in any Company investigation and must take all reasonably steps necessary to safeguard the integrity of the investigation.

WAIVER, AMENDMENTS AND INTERPRETATION OF THIS CODE

The Company retains sole discretion in interpreting and applying this Code. The Company will periodically review this Code and make appropriate additions or changes. This Code may be updated, modified or withdrawn by the Company at any time in its sole discretion. Any waiver of this Code for executive officers or directors may be made only by the Board and will be publicly disclosed, together with the reasons for such waiver, in accordance with all applicable securities laws and stock exchange rules. Any waivers of this Code will only be granted where such waiver is both necessary and appropriate, and it will be qualified in scope so as to protect the Company to the greatest extent practicable. Amendments or other modifications of this Code will also be publicly disclosed in accordance with all applicable securities laws and stock exchange rules.